David S. Hunt, P.C.

July 14, 2022	David S. Hunt

Via Electronic Submission	+1 801 355 7878 (t)
+1 801 906 6164 (f)
dh@hunt-pc.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeff Kauten

Re:        Drs Diet Inc.

Offering Statement on Form 1-A

Filed June 29, 2022

File No. 024-11925

Dear Office of Technology Staff:

This letter is submitted on behalf of Drs Diet Inc. (the “Company”), regarding the Company’s public submission of Amendment No. 1 to its offering statement on Form 1-A, filed July 14, 2022 (“Offering Statement”). The following responses summarize the amendments made to the Offering Statement as a result of Staff comments:

Offering Statement on Form 1-A

Cover Page

1.Please disclose the status of the development of your weight loss application and that you have not generated any revenues to date.

Response:  In response to the Staff’s comments, the Company has inserted the following on the cover page:

As of the date of this offering, the Company’s app is live on the Apple App store and can be downloaded by consumers.  We have not yet started charging for the Drs. Diet app and have no revenues. In the future we intend to charge to download the Drs. Diet app, but not until such time as we have completed the beta testing phase and thoroughly stress tested it.

2. Your disclosure that there will be a minimum component to the offering and that you will pay underwriting commissions is inconsistent with your disclosure elsewhere in the filing that there is no minimum component to the offering and that it will be conducted on a best efforts basis. Please advise or revise.

Response:  In response to the Staff’s comments, the Company has revised the Offering Statement by removing references to paying underwriting commissions and minimum components.

As there are no participants in the Offering that are required to clear compensation arrangements with FINRA, no FINRA clearance is required.

As a result of these amendments in the Offering Statement, pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), Drs. Diet Inc. hereby requests that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above referenced Offering Statement on Form 1A, so that it may be qualified by 4:00 pm., Eastern Time on Monday, July 18, 2022, or as soon thereafter as is practicable.

We understand that the Commission has completed its review and has no further comments.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosures in the filing; and

The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (801) 355-7878.  Thank you for your assistance.

Very truly yours,

/s/ David S. Hunt
David S. Hunt